Exhibit (a)(5)(LL)

Conference Call Transcript - Q&A

EON - Full Year 2006 E.ON AG Earnings Conference Call

Event Date/Time: Mar. 07. 2007 / 2:00PM CET

CORPORATE PARTICIPANTS

Kiran Bhojani
E.ON AG - EVP IR

Wulf Bernotat
E.ON AG - CEO

Marcus Schenck
E.ON AG - CFO

CONFERENCE CALL PARTICIPANTS

Vincent Gills
UBS - Analyst

Max Miser
Analyst

Betty Chen
Credit Suisse - Analyst

Tim Everett
Amber Capital - Analyst

Martin Young
Lehman Brothers - Analyst

Lueder Schumacher
Dresdner Kleinwort - Analyst

Chris Rogers
JP Morgan - Analyst

Mark Lewis
Deutsche Bank - Analyst

Andreas Theisen
MainFirst - Analyst

Tanya Marklough
Morgan Stanley - Analyst

Simon Flowers
Merrill Lynch - Analyst

Karin Brinkmann
HVB Group - Analyst

Jonathan Mirrlees-Black
Exane BNP Paribas - Analyst

Christopher Kuplent
Credit Suisse Securities - Analyst

Chris Morgan
JP Morgan - Analyst

Stefan Druxner
LBBW - Analyst

PRESENTATION

Operator

Ladies and gentlemen, welcome to E.ON's conference call regarding its full year results 2006. Today I'm pleased to present Kiran Bhojani, Executive Vice President E.ON Investor Relations. During this call all participants will be in listen only mode and afterwards there'll be a question and answer session.

I would now like to read a disclaimer. On January 26 2007 E.ON Aktiengesselschaft, E.ON, through it's wholly owned subsidiary E.ON Zwolfte Verwaltungs Gmbh filed a tender statement on schedule TO regarding a tender offer for ordinary shares and ADSs of Endesa S.A. with the U.S. Securities and Exchange Commission, SEC. Endesa investors and security holders are urged to read the U.S. tender offer statement as updated and amended because it contains important information. Furthermore Endesa investors and security holders are urges to read the Spanish prospectus from E.ON regarding Spanish tender offer for Endesa because it contains important information. The Spanish prospectus and certain complementary documentation are authorized in Spain by the CNMV. Investors and security holders may obtain a free copy of the Spain prospectus and its complimentary documentation from E.ON, Endesa, the four Spanish Stock Exchanges, Santander Investment Bolsa SV S.A., Santander Investment S.A., Corredores de Bolsa and elsewhere. The Spanish prospectus is also available from the website of the CMNV, www.cnmv.es, E.ON www.eon.com and elsewhere. Likewise, Endesa investors and security holders may obtain a free copy of the U.S. tender offer statement and other documents files by E.ON with the SEC on the SEC's website at www.sec.gov. The U.S. tender offer statement and these other documents may also be obtained for free from E.ON by directing a request to E.ON AG, External communications, telephone number 0211 4579453.

This presentation may contain forward looking statements. Various known and unknown risks, uncertainties and other factors could lead to material differences between he actual future results, financial situation, development or performance of E.ON and Endesa and the estimates given here. These factors include the inability to obtain necessary regulatory approvals or to obtain them on acceptable terms, the inability to integrate successfully Endesa with the E.ON Group or to realize synergies from such integration, costs related to the acquisition of Endesa, the economic environment of the industries in which E.ON and Endesa operate and other risk factors discussed in E.ON's public reports filed with the Frankfurt stock exchange and with the SEC including E.ON's annual report on Form 20F and Endesa's pubic reports filed with the CNMV and with the SEC including Endesa annual report on Form 20F. E.ON assumes no liability whatsoever to update these forward looking statements or to confirm -- conform to future events or developments.

Throughout the fiscal year ending December 31 2006 E.ON prepared its consolidated financial statements in accordance with generally accepted accounting principles in the United States, U.S. GAAP but has adopted International Financial Reporting Standards, IFRS, as its primary set of accounting principles as of January 1, 2007. Unless otherwise indicated the financial data for period beginning after January 1 2007 reflected in this presentation have been prepared in accordance with IFRS whilst that for prior periods has been prepared in accordance with U.S. GAAP. This presentation may contain references to certain financial measures including forward looking measures that are not calculated in accordance with either IFRS or U.S. GAAP and therefore considered non-GAAP financial measures within the meaning of the U.S. Federal Securities Law. E.ON presents a reconciliation of these non-GAAP financial measures to the most the comparable U.S. GAAP measure or the target either in this presentation or on its website at www.eon.com. Management believes that the non-GAAP financial measures used by E.ON when considered in conjunction with but not in lieu of other measures that are computed in accordance with IFRS or U.S. GAAP enhance understanding of E.ON's results of operations. A number of these non-GAAP financial measures are also commonly used by securities analysts, credit rating agencies and investors to evaluate and compare the periodic and future operating performance and value of E.ON and other companies with which E.ON competes. These non-GAAP financial measures should not be considered in isolation as a measure of E.ON's profitability or liquidity and should be considered in addition to rather than as a substitute for net income, cash provided by operating activities and other income or cash flow data prepared in accordance with IFRS or U.S. GAAP. In particular there are material limitations associated with our use of non-GAAP financial measure including the limitations inherent in our determination of each of the relevant adjustments. The non-GAAP financial measures used by E.ON may differ from and not be comparable to similarly titled measure used by other companies.

I will now pass you over to Mr. Bhojani. Please go ahead sir.

Kiran Bhojani - E.ON AG - EVP IR

Hugh, thank you very much. I guess the capital market and we all appreciate reading the fast that disclosure.

Good afternoon. Buenas tardes [inaudible -- not spoken in English]. Dear analysts and investors, welcome to our conference call on E.ON results 2006. Normally as a traditional I greet my family every time but this time they're not going to see because it's a conference call. Anyway, but if they are listening to me they're welcome to listen because they are the biggest fan of E.ON.

Anyway, charts for the conference call, as well as for the speeches and so on will have been provided to you at 10 o'clock in the morning for Bernotat and Dr. Schipporeit -- excuse me, Dr. Schenck sorry, I'm sorry. So a lot of material has been sent to you in the morning and of the 20th an annual report that you may link to that.

On the conference call we have Wulf Bernotat, our CEO and also Marcus Schenck, our CFO and they are going to make presentations. And now with that I hand it over to Wulf.

[Speeches by Dr. Wulf H. Bernotat and Dr. Marcus Schenck]

Kiran Bhojani - E.ON AG - EVP IR

Thank you Marcus, thank you Wulf. Hugh, before we go for question and answer session I'd like to say, I'd really like to request you to limit yourselves two per participant because we have too many parties on the call.

And second thing, we will be answering from starting now some questions asked on Internet, we'll be also answering them also. So please go ahead now, Hugh, with the questions please.

QUESTION AND ANSWER

Operator

Okay, we'll now begin the question and answer session. [OPERATOR INSTRUCTIONS].

Wulf Bernotat - E.ON AG - CEO

Alright, who's going to start now.

Kiran Bhojani - E.ON AG - EVP IR

He's registering still. Hugh.

Operator

Yes, okay, we are going to go off to Vincent [Gills] of UBS. Mr. Gills, please go ahead with your question.

Wulf Bernotat - E.ON AG - CEO

I always wonder how Vincent gets in first, Vincent.

Vincent Gills - UBS - Analyst

Mainly because I've got 11 fingers. You never know noticed. But that's why. Okay.

Kiran Bhojani - E.ON AG - EVP IR

Hi Vincent.

Wulf Bernotat - E.ON AG - CEO

Good afternoon.

Vincent Gills - UBS - Analyst

Basically my questions will focus on the Spanish situation. I apologize, I know it's the fiscal year '06 conference call but driving the share price. The first thing is to you Dr. Bernotat. Can you confirm that you said during the press conference that you would be happy in some circumstances to end up with a minority stake in Endesa?

And the second question is I'm trying to get head around why you made this announcement today regarding removal of one of the conditions. What do you think the impact could be on your two rivals? Do you think it is putting enormous pressure on Acciona? Do think it may change the rules? I know it's very difficult for you to express yourselves in details but I would like to get a bit of a feel for what you may achieve through this?

Wulf Bernotat - E.ON AG - CEO

Well let me put one thing very clear. We -- I did not say that we are considering accepting a minority position. I said theoretically a number of options when you reach March 29 and count the shares that have been tendered to us.

And I can repeat it, we can be successful having a majority and then we would definitely of course try to build that position further. Or we could end up in a minority position, or we could just decide to walk away. So these are theoretical options we have and therefore I did not say that I could consider accepting a minority position. This is just one option.

And as far as your second question is concerned, well we are not trying to put pressure on any of the other shareholders. We are trying to pursue our own strategy to get a majority in Endesa. That's what we do. If that, in effect, puts pressure on them I mean, so be it. But that's not the intention.

Vincent Gills - UBS - Analyst

So if I understand correctly the answer to the first question, now you do consider as a possibility to be in a minority position and actually accept--

Wulf Bernotat - E.ON AG - CEO

No. I did say something completely different. That it is a theoretical option. That's what I said and not more. I'm not saying that we are considering or accepting or doing anything in that respect.

Vincent Gills - UBS - Analyst

Okay, thank you very much.

Kiran Bhojani - E.ON AG - EVP IR

Thanks Vincent. Next question please Hugh. I guess [Max Miser] [inaudible] on line.

Max Miser Analyst

Yes, hi, you caught me out there. Just had a quick question on the guidance on net income. Can you just, you've probably said this but I missed it. Does it apply to reported net income, your guidance, that it will be slightly higher or to adjusted net income?

Kiran Bhojani - E.ON AG - EVP IR

Marcus.

Marcus Schenck - E.ON AG - CFO

What I said is referring to reported net income. What we want to highlight here is that we obviously have no control whatsoever, in terms of what's happening in this one line item mark to market of the derivatives --

Max Miser Analyst

But at this stage -- sorry.

Marcus Schenck - E.ON AG - CFO

Let me rephrase it. Ignoring those effects we expect an increase.

Max Miser Analyst

But at this stage there's no reason to suppose that reported net income in 2007 will be any different from adjusted net income in 2007, yes?

Marcus Schenck - E.ON AG - CFO

That is correct.

Max Miser Analyst

Okay. Thank you.

Kiran Bhojani - E.ON AG - EVP IR

Okay. Thanks, Daniel. The next question --?

Operator

We now go on to Betty Chen of Credit Suisse. Please go ahead with your question.

Betty Chen - Credit Suisse - Analyst

Yes. Hi.

Kiran Bhojani - E.ON AG - EVP IR

Hi Betty.

Betty Chen - Credit Suisse - Analyst

Hi. How are you?

Kiran Bhojani - E.ON AG - EVP IR

Fine, thanks.

Betty Chen - Credit Suisse - Analyst

E.ON's current position in combination with Acciona's and SEPI's already makes the 50% tender condition almost impossible. I know you said the 'theoretical option', but theoretically, how would buying a stake of less than 50% in Endesa achieve your objectives?

And number two is will there be any additional further financial incentives to encourage the remaining shareholders to tender to get the maximum number of shares tendered? And, under the circumstances, does a road map exist to owning 100% of Endesa?

Wulf Bernotat - E.ON AG - CEO

Well I mean starting with the last one we never said that we must own 100% of Endesa. One of our conditions is that we get majority, which we confirmed yesterday and today, which is the minimum is 50.01%. And, as far as financial incentives are concerned, this is something the Endesa Board has to decide on. We did not decide on the $0.15 incentive. That was their decision and therefore it is not an issue for us to decide on.

And, as far as your first question or more an assumption is concerned, I'm not sure whether the assumption is right. I mean you said Acciona and SEPI will vote together. I mean if they formed a coalition that would mean they would act in concert effectively and that would mean that they would be forced by the regulator in Spain, by the CNMV, to launch an offer for 100%. So I think they cannot easily act together in such a way and one should not assume that they will.

And if you think about Acciona's repeated statement that they will sell their position if they cannot get some form of control of the company, it is well possible that they are deciding to sell their position, or part of their position, and take those capital gains. So that's why I cannot fully understand why you are assuming that there is no real chance to get majority.

Betty Chen - Credit Suisse - Analyst

Are you actively trying to enter into discussions with Acciona about reaching some sort of agreement?

Wulf Bernotat - E.ON AG - CEO

I think it would be appropriate for us to talk to all the larger shareholders in the company to see what their intentions are. We are in contact with Acciona, with Caja Madrid and we will certainly also try to get in touch with Enel to find out and understand what their strategies are. I think that's the most normal thing one should do.

Betty Chen - Credit Suisse - Analyst

And just in terms of the financial incentives, I was actually thinking about financial incentives from your end instead of Endesa's end.

Wulf Bernotat - E.ON AG - CEO

No.

Betty Chen - Credit Suisse - Analyst

Is there any possibility that E.ON can offer any financial incentives?

Wulf Bernotat - E.ON AG - CEO

I mean, first, we cannot in this process. We are legally limited to our offer of 38.75 and I should add we do not want to increase that price.

Kiran Bhojani - E.ON AG - EVP IR

Thanks Betty.

Betty Chen - Credit Suisse - Analyst

Okay. Thank you.

Operator

Okay. We now go on to Tim Everett of Amber Capital. Tim, please go ahead.

Kiran Bhojani - E.ON AG - EVP IR

Hi Tim.

Tim Everett - Amber Capital - Analyst

Hi Kiran. Hello Dr. Bernotat.

Wulf Bernotat - E.ON AG - CEO

Hi.

Tim Everett - Amber Capital - Analyst

I know you've been asked this question already but if, perchance, going into March 29 you don't get the 50.1%, what kind of time factor do you see on what you might do? Obviously the Company's generating a lot of cash and if you're not successful, what of course is plan B, as everybody always asks you? What's the plan B for what you might do with the cash you're generating?

Wulf Bernotat - E.ON AG - CEO

I think you probably know the answer to your second question is plan B, C, D, E, F. But a number of small projects, which of course we will continue to pursue. There is no, let's say, comparable sized plan B target existing, comparable to the Endesa transaction but we will certainly continue to find appropriate growth opportunities for our Company.

And, your first question, formally the offer period ends on the 29th and we have to finally make our statements vis-à -vis the CNMV on April 3, whether we accept the shares or not.

Tim Everett - Amber Capital - Analyst

Okay. And, this is just a follow up then. You've highlighted over the last few months in your presentations to investors, the CapEx that you've done and the CapEx you're going to do. When I look at all those good strategic projects, the Company is still generating a lot more cash flow than that CapEx has required. So if, perchance, you're not successful in Endesa is there a return of cash to shareholders, either through the buyback or special dividend, similar to what happened with -- when you sold Degussa?

Wulf Bernotat - E.ON AG - CEO

Well I think Marcus should respond to that.

Marcus Schenck - E.ON AG - CFO

Well, as I said in my statement, we will put forward a clearly defined finance strategy later this year. I think we are today not in a position to lay it out. We, honestly speaking, also need to first await the outcome of the Endesa project. We will then come back to the market.

I think the one thing we can say is we're not ruling out any measures here and we also realize that, and I think I said that earlier, that we will need to, and want to, manage our balance sheet going forward, as it relates to the cash flow statement that you made.

I think it's really important that people realize that the investment program we have, the EUR25.3 billion, which we announced in December, is a very full one. It is covered by our operating cash flow in our medium-term plan. But we indeed also plan to pay out and increase our dividends going forward in our plan. And people should be mindful of that because that will clearly not lead to further de-leveraging of our balance sheet.

Tim Everett - Amber Capital - Analyst

All right. Dr. Bernotat, I just want to say that I know you've been patient in the pursuit of Endesa. I hope that becomes a win-win for everyone. I think you've highlighted the merits of your deal. So, good luck with it.

Wulf Bernotat - E.ON AG - CEO

Okay. Thanks.

Kiran Bhojani - E.ON AG - EVP IR

Thank you Tim. Next one?

Operator

We now go on to Martin Young of Lehman Brothers. Martin, please go ahead.

Kiran Bhojani - E.ON AG - EVP IR

Hi Martin.

Martin Young - Lehman Brothers - Analyst

Hi there. I hope you are all very well --

Kiran Bhojani - E.ON AG - EVP IR

Yes.

Martin Young - Lehman Brothers - Analyst

And, just a couple of questions, the first relates specifically to the way that the Endesa transaction might play out. If we end up in a situation whereby you hold the chunk of equity that is in minority and the voting right restrictions have not been removed, you can argue that Enel, Acciona, Caja Madrid and yourselves would all hold a 10% vote each. There is a feeling that Acciona and Enel might be loosely aligned and there is a feeling that yourselves and Caja Madrid might be loosely aligned. If this came to pass would you be prepared to run the company on a joint basis going forward? Hopefully that's a simple yes or no answer.

And then, secondly, we've seen the European Union step up to the plate today and announce that it is pursuing the Spanish for potential infringement in your offer for Endesa. What legal action is E.ON considering taking against either the Spanish government or Enel, given everything that's gone on?

Wulf Bernotat - E.ON AG - CEO

Well to answer your first question, I don't think that in the long run having restricted voting rights in the statutes of the company is a good thing. So, we should -- would look at the situation at a later stage.

And I don't think principally, fundamentally, it's very useful and helpful at this stage to go through a number of speculative outcomes. I think we should just be patient enough on all sides to wait for the 29th and see what happens thereafter and we will take our decision when we know exactly what the acceptance level is.

As far as the EU commission is concerned, I think they will take their action as they deem fit and correct against the Spanish government. We are not involved in those. And as far as our own actions are concerned we have good lawyers. We will look at possibilities. But I'm not in a position here to say anything very specific and we will only do so if we need to defend our positions.

Martin Young - Lehman Brothers - Analyst

Okay. Thank you.

Kiran Bhojani - E.ON AG - EVP IR

Thanks Martin. Next question please?

Operator

Is from Lueder Schumacher of Dresdner Kleinwort. Please go ahead.

Kiran Bhojani - E.ON AG - EVP IR

Hi Lueder.

Lueder Schumacher - Dresdner Kleinwort - Analyst

Good afternoon. A few questions a bit closer to home; your much neglected, core business. On the electricity side could you perhaps run us through the main drivers there, of what changed the adjusted EBIT, perhaps the average achieved price, which you got in 2006? Maybe, also, elaborate on what the average achieved prices are you managed to lock in, in your forward sales?

And on the accounting side, that's my second question, is it possible that the quite extreme volatility you're seeing, especially on your non-operating result, could change or get more like other European utilities once you change to IFRS?

Kiran Bhojani - E.ON AG - EVP IR

Okay.

Wulf Bernotat - E.ON AG - CEO

Okay, let me just perhaps correct one impression you made in your first question. You talked about the much neglected core business. I mean if you look at our results I can't see any proof of that in our results. I mean we concentrated on our core business. Delivered excellent results and will continue to do so, just to get the record straight in that respect. But for the other question I will hand over to Kiran first or Marcus?

Kiran Bhojani - E.ON AG - EVP IR

Marcus would like to answer that so -- Marcus?

Marcus Schenck - E.ON AG - CFO

Yes. To comment on your price question and correct me if I'm interpreting too much into your question or in a wrong way. My understanding is your question is one, what are the wholesale power prices we have achieved in 2006? And then two, what is the -- will volatility in particular in the derivatives change under IFRS compared to U.S. GAAP?

The latter question I would say, yes, it will slightly come down.

On the first question regarding the average wholesale power prices, let me address the question in two ways. The first is we obviously have seen clearly, higher prices, sale prices, in particular in Germany. In the year 2006 there was an offsetting element by higher fuel and procurement costs. The net effect in Germany and there, this is probably the single biggest effect, is in the range of EUR650, EUR700 million. That is the net effect, i.e., taking the Delta off our sale price and the increased fuel procurement cost. That translates roughly into something like EUR6.34/MWh.

As it relates to the wholesale power prices, honestly speaking there, you need to be a bit careful because this is in particular in Central Europe. This is in a way also an internal transfer price we will record; i.e. at what prices -- It's pretty noisy on that telephone --

Kiran Bhojani - E.ON AG - EVP IR

Its' a bit noisy on the telephone. Hello?

Operator

Mr. Schumacher?

Lueder Schumacher - Dresdner Kleinwort - Analyst

Yes, I'm still here. Yes.

Marcus Schenck - E.ON AG - CFO

Maybe you can mute yourself so people can understand? Again, in Central Europe the wholesale price that we on average charged between EKW and EKK and our sales and trading unit is around EUR42/MWh.

Kiran Bhojani - E.ON AG - EVP IR

Does it answer your question, Lueder?

Marcus Schenck - E.ON AG - CFO

But again that's in a way, an internal price but it's --

Lueder Schumacher - Dresdner Kleinwort - Analyst

Yes. That's fine. Thanks.

Kiran Bhojani - E.ON AG - EVP IR

Thanks. All right. Next question please?

Operator

Is from Chris Rogers of JP Morgan. Chris, please go ahead with your question.

Kiran Bhojani - E.ON AG - EVP IR

Hi Chris.

Chris Rogers - JP Morgan - Analyst

Two questions, just staying with Germany for a second. Can you give us an update on your forward sales in terms of percentage sales in to '07, '08, '09? The usual question I guess.

Secondly, given your guidance for Central Europe to be slightly above the 2006 level, do you include in that any further regulatory price cuts beyond what you've already had imposed upon you? Or, do you just include what's already been imposed? Thank you.

Kiran Bhojani - E.ON AG - EVP IR

Chris --

Marcus Schenck - E.ON AG - CFO

The answer to the first question is, for 2007, it's almost 100%, for 2008, 78%, for 2009, 55%. And for, as far as the second question is concerned, for Central Europe we do not plan for further impact there.

Chris Rogers - JP Morgan - Analyst

Could I just ask as a follow up? That's 55% of how many Terawatt hours is that roughly?

Kiran Bhojani - E.ON AG - EVP IR

That's 100 Terawatt hours we sell roughly around.

Chris Rogers - JP Morgan - Analyst

It's still the 100? Okay. Thank you.

Kiran Bhojani - E.ON AG - EVP IR

It's still around, yes, although you can say that the seven Terawatt hours we sold already for the long term contract delivery. So, about 94, you can say around 94.

Chris Rogers - JP Morgan - Analyst

Okay. Thanks very much.

Kiran Bhojani - E.ON AG - EVP IR

Yes. Thanks.

Operator

Okay. We now go on to Mark Lewis of Deutsche Bank. Mark? Please go ahead.

Mark Lewis - Deutsche Bank - Analyst

Thank you. Good afternoon.

Kiran Bhojani - E.ON AG - EVP IR

Hi Mark.

Mark Lewis - Deutsche Bank - Analyst

Yes, good afternoon gentlemen. Two questions. The first one, just coming back to the investment plan which you made reference to earlier, specifically on the power generation investments you've got planned in Germany and Central Europe. Dr. Bernotat, you said back in December on your investment conference call that the investments you've outlined would be subject to the necessary political preconditions being met. I was wondering if, in the last two, three months since we had that conference call, you are any closer to knowing whether or not the political framework is going to be sufficiently supportive for you to go ahead with all the plants that you are planning to build? So, that's the first point. Is there any greater political clarity at this moment on that?

And, secondly, and sticking with the issue of politics and power generation in Germany, I saw last week a comment from the Economics Minister, Michael Glos, concerning the decision by the Environment Minister not to allow the [Biblis A] plant to have its output transferred from [Mühlheim-Kährlich] and the Economics Minister was very critical of that decision. I'm just wondering if the nuclear issue now is becoming one where you see the chance of a breakthrough in terms of government policy over the next year or two? Or, do you expect us still to have to wait until after the next election before there can be any movement on the current policy? Thank you.

Wulf Bernotat - E.ON AG - CEO

Yes. I'm afraid it is so. I'm not very optimistic that we will see a change in the nuclear policy approach in Germany with the current government because effectively they are blocking each other in finding a solution. And you know well that the Social Democrats are still very much pushing for an exit, whereas the Christian Democrats are more open, and they at least would like to see the current fleet of nuclear stations to run longer. But since it is a very sensitive political issue I have some doubts whether a solution can be found. And as far as -- [technical difficulties] sorry?

Operator

I've just muted Mark Lewis' line, as there was background noise on it.

Wulf Bernotat - E.ON AG - CEO

Oh, okay. As far as the other issue is concerned, with [Biblis A] and again we see the same sort of stand off situation there between Glos and Garbel, the two ministers in charge. And apparently Garbel has indicated that he's not going to approve that transfer of production volumes. But it's not at its end yet. It is just the first indication. And according to German law, I mean, the Environmental Ministry has to consult the Chancellor's office and the Economics Minister and that has not taken place. So I'm not sure what the outcome will be but maybe they will just delay a final decision also until after the next election.

The first question was power generation and the political framework. We said that we will test our investments against [Tarche] as year two price assumptions at the level of EUR40. That is underway. And we said also that out of the total program, potentially one, and that is a power station near Frankfurt called Staudinger, has to still pass our internal approval process.

The other projects, a coal-fired station in Dublin and two gas-fired stations in Bavaria, have been approved and we in part have started construction work already. So they will go ahead. One project still has to pass the final test and all of our investments have to pass the test of stability against [Tarche] assumptions on year two prices.

Mark Lewis - Deutsche Bank - Analyst

Okay. Thank you very much.

Kiran Bhojani - E.ON AG - EVP IR

Thank you. Bye, Mark. Before we go ahead I think we have some questions on the Internet. We'd like to answer one or two of them. Marcus, would you like to go and read one of the questions from the Internet we just go?

Marcus Schenck - E.ON AG - CFO

We can -- we had one question that was basically related to whether our 2007 outlook is an IFRS number and whether the basis against which we compare it is U.S. GAAP. The answer to that is, no. This would be an IFRS over IFRS comparison. That was a question we had here.

And then we had a question relating to where we see power prices in Europe, in particular related to comparison Germany versus Italy and the Nordic region; and also, as to why prices were different.

Let me comment on that one as well. In Italy, power prices, in particular due to the oil-driven -- higher share of oil-driven power plants and also less interconnection, we do see higher prices than we have in Germany. And with regard to Nordic, it's the other way around there. They are around EUR10 below the price level we have in Germany, which is mainly a reason of the very good current hydro situation. Those were some questions we had from the Internet.

Wulf Bernotat - E.ON AG - CEO

Should I ask another one? Yes. I can take up another one. There was one question from Nathan Griffiths. It's about our position in the U.S. market and he concluded that from our vision that we want to be the world's leading foreign gas company.

I mean that vision has been drafted a few years ago and that took our position in the U.S. into account. And, in that respect, we have not changed our position. We have got a company in the U.S. which is doing well and we keep that position to be able to consider our future options if, at all, we want to do that in the U.S. market at a later stage. But there is no current change to our position.

Kiran Bhojani - E.ON AG - EVP IR

All right. Thank you. We can go ahead with the questions again, on the line.

Operator

Okay. The next question is from Andreas Theisen of MainFirst. Andreas, please go ahead with your question.

Kiran Bhojani - E.ON AG - EVP IR

Hello Andreas.

Andreas Theisen - MainFirst - Analyst

Hi. Good afternoon. Firstly a question on the current business development. We all have noted the very warm winter. Is it possible to give any guidance or any indication how January and February in the current year look like compared to the cold last year?

And secondly, sorry to get back on the issue, Endesa. With respect to Enel and Acciona, as they have committed to minority positions could you tell me what is their possibility -- I mean as it was outlined by Dr. Bernotat that if they act in concert that they will have to post a full bid. But could you give any indication how -- if that is possible given the background of their filings with the CNMV currently? Thank you.

Wulf Bernotat - E.ON AG - CEO

No. I mean there is no proof and of course we will continue to watch very carefully what they are doing and whether there are any signs or concrete action that they are actually really acting together. So far we haven't found any evidence of that and I think they are mindful of that risk in what they do and that limits of course their ability to cooperate closely. They have to basically stay away as much as possible in order to avoid any, let's say, risk of being accused of acting in concert. And one thing is clear, they are both limited to a maximum of 24.9%. That's a maximum they can get.

As far as the current business development is concerned it's a bit too early to really have a concrete message there. But you all know that we had a mild winter and therefore the gas volumes were significantly below last year. But, on the other hand, when we made our outlook statement for the full year, we assumed (and that's what we confirmed today) that, we'll come out at the end of the year as we stated. So that obviously had included the first months in our view and they are therefore reflected.

Andreas Theisen - MainFirst - Analyst

Thank you.

Kiran Bhojani - E.ON AG - EVP IR

Thanks, Andreas. Next question please?

Operator

Is Tanya [Marklough] of Morgan Stanley. Tanya, please go ahead.

Kiran Bhojani - E.ON AG - EVP IR

Hello Tanya.

Tanya Marklough - Morgan Stanley - Analyst

Hello. I have a question to come back to the wholesale market price. The EUR42, because I can't believe that the EUR42/MWh they are not the average price you receive for the 100 Terawatt hours relevant for the wholesale market in 2006, are they? And could you please tell us the average price that you received for these volumes?

And, another question is also on central Europe, how much of earnings contributions did you receive from the disposal of shareholdings?

And, on CO2, what was the shortfall that you had on the allocation and the cost to cover it?

Kiran Bhojani - E.ON AG - EVP IR

To answer the first question, those power prices of EUR42, they were average wholesale prices we achieved for the volume we sold in 2006. All right, Tanya.

And the second was sale of participation minorities. You talk about, we had about EUR129m from the positive effect of the sale of minority participations. That's what you're talking about? There was an annual report said we had a positive effect from the sale of minorities and there were three companies sold and that's where we came from.

Tanya Marklough - Morgan Stanley - Analyst

Okay. And the CO2?

Wulf Bernotat - E.ON AG - CEO

The shortfall. What is the shortfall of CO2 certificates?

Tanya Marklough - Morgan Stanley - Analyst

Yes, the shortfall of CO2 certificates compared to the allocation and what did you --

Kiran Bhojani - E.ON AG - EVP IR

Yes. We bought 7.2 million tons of CO2 certificates in 2006 with an impact of EUR126m in 2006.

Tanya Marklough - Morgan Stanley - Analyst

Thank you.

Kiran Bhojani - E.ON AG - EVP IR

Yes. You're welcome.

Operator

Okay. We now go on to Simon Flowers of Merrill Lynch. Simon, please go ahead.

Kiran Bhojani - E.ON AG - EVP IR

Hi Simon.

Simon Flowers - Merrill Lynch - Analyst

Good afternoon everybody. A couple of good questions. One's a really general question about your M&A strategy because I think a year ago when you maybe offered for Endesa you said it was partly about market positioning. And I know that most of your market positions are top three positions. And can you just clarify if you're going to go into a new country, if you successfully get into a country, is that what you want, a top three position? That's question one.

And the second question, just on follow up on carbon, can you give us any color about what you think of the new benchmark system and how it's going to effect phase 2 for E.ON. Is it better, worse than the last system given that obviously you don't have all the data yet? Thank you.

Kiran Bhojani - E.ON AG - EVP IR

Hi Simon.

Wulf Bernotat - E.ON AG - CEO

Well the first one, I mean it's difficult to have let's say a very precise answer on your question because the circumstances in each market are different. And we have seen market entries, into some East European markets, where we started with very small positions and were able to build them over time. We also moved in part there from minority to majority positions by swapping assets and we are not always number one, two or three if you look at our market position.

Take Italy for instance, where we are still a smaller player and therefore would hope that with Endesa we would get to a number three position. So, there is no just one answer for that. Our aspiration is obviously to become a significant player in each market where we operate but, as you well know, that does not always depend on our own ambitions. It depends on ability and opportunity and therefore I cannot say that this is iron cast strategic objective. But we must have sustainable and strong positions over time that is clear.

Marcus Schenck - E.ON AG - CFO

And the second part was what's our view on the benchmark system being discussed by the E.U. I mean, honestly, it's a bit difficult to comment at a general level. We would probably say it looks reasonable to us but the devil will be in the detail but I think that would be our general observation. We're not massively opposed here.

Kiran Bhojani - E.ON AG - EVP IR

Simon?

Simon Flowers - Merrill Lynch - Analyst

Yes. That's fine. Thank you.

Kiran Bhojani - E.ON AG - EVP IR

Thanks.

Operator

We now go on to Karin Brinkmann of HVB Group, Munich. Please go ahead.

Kiran Bhojani - E.ON AG - EVP IR

Hi Karin.

Karin Brinkmann - HVB Group - Analyst

Good afternoon everybody. Hi. I have one question on your outlook for the Gas business. Did I get it right? So on the one side you plan to reduce the gas prices in Germany and you have also the regulatory burdens in the gas distribution and -- but the highest effect could be the change to IFRS. So do we see any cost cutting in this business as well?

Wulf Bernotat - E.ON AG - CEO

Well I mean --

Karin Brinkmann - HVB Group - Analyst

And -- sorry.

Wulf Bernotat - E.ON AG - CEO

Sorry, sorry. Go ahead. No. No. Go ahead.

Karin Brinkmann - HVB Group - Analyst

And the second question would be about Endesa again, sorry, but more a legal question. So if you get more than 50% you will be able to -- yes, to eliminate the voting right restriction at once? Or do you have to call another expert and shareholder meeting? But you will be able to eliminate the voting rights limitation with that? Thank you.

Wulf Bernotat - E.ON AG - CEO

All right, the first part I should kick off with the Gas business and the price reduction. That of course as far as E.ON Ruhrgas is concerned, simply is a consequence of the oil price indexation of the Gas business. We are just following the markets up and down, and as you know, the oil price or more precisely oil product prices, the determining factors in that game, you've seen over the last year that those prices came down and consequently, logically the gas prices are following. We are not expecting any regulatory burden this year because that we have seen in the last year and those conditions are holding until the end of this year. How next year will look like we have to see.

And with Endesa and changing the Bylaws, or the voting rights of section, we need a new shareholder meeting where again as before we need the majority of the capital.

Marcus Schenck - E.ON AG - CFO

Also I think I must add two things to what Wulf said. One is our results are affected by E.ON Ruhrgas trade, which was consolidated of March 31. So the fourth quarter strong number was not included to the '06. And so that is negative impact in 2006 in that business.

And second thing, Upstream business is growing, as you know that. And third thing, the volume sales abroad is also rising at Pan-European gas. More and more deliveries sold outside Germany. So those three are compensating effects will come from because if you think that the Pan-European Gas business is, as I understand some way negative, that is not the same in the other three competing firms, partly the factors coming in in 2007.

Karin Brinkmann - HVB Group - Analyst

That's okay, thank you.

Wulf Bernotat - E.ON AG - CEO

Thanks, Karin.

Marcus Schenck - E.ON AG - CFO

All right.

Operator

Okay, we now go on to Jonathan Mirrlees-Black of Exane BNP Paribas. Please go ahead.

Kiran Bhojani - E.ON AG - EVP IR

Hi, Jonathan.

Jonathan Mirrlees-Black - Exane BNP Paribas - Analyst

Hi, Kiran, hi everybody. Just a quick clarification of some questions that have already -- one question that's already been asked on Endesa. And it relates to Enel's shareholding. Although Enel is in a minority there are, as I understand it, certain circumstances where even the possibility of joint control could be considered as a notifiable interest under EU merger control law. This is a special situation where it might enter into that. Is that a challenge that you are exploring?

Wulf Bernotat - E.ON AG - CEO

I believe you are right in what you say, that if they directly or indirectly would be in control of more than 25%, they would probably have to submit the case to the Commission in Brussels for legal approval. But for the time being I understand they have got 22% directly and indirectly. And therefore they are not passing that threshold and that means there is nothing for the Commission to get involved and therefore also nothing for us to get involved.

Jonathan Mirrlees-Black - Exane BNP Paribas - Analyst

Just further on that, my understanding though is that if there is a possibility of joint control with other shareholders, so not Enel, even if they're not acting in concert, if there is the possibility of joint control between them and Acciona, is there a possible challenge there? I think even if it's under the 25%.

Wulf Bernotat - E.ON AG - CEO

I must admit I cannot really answer that. We have to consult with our legal experts on that. I have no answer right now, I must say.

Jonathan Mirrlees-Black - Exane BNP Paribas - Analyst

Is it something that you would explore?

Wulf Bernotat - E.ON AG - CEO

We explore all possibilities in and around this case, I can tell you. Maybe that's a good idea.

Kiran Bhojani - E.ON AG - EVP IR

Thanks, Jonathan.

Jonathan Mirrlees-Black - Exane BNP Paribas - Analyst

Thank you.

Kiran Bhojani - E.ON AG - EVP IR

Alright, next question, please? One minute, before we go to next question, we have some questions on the Internet. Marcus, you want to go ahead?

Marcus Schenck - E.ON AG - CFO

Yes, we've got one question from Peter Hertz from MSRB. That relates to the provision of I think totals around EUR550 million for -- that we made for regulatory risks and where the lawsuit stands and whether it will be decided until the end of 2007. And to what extent this is a risk or an upside for our operating earnings.

The answer to that is, we don't know when it will be clarified. That is a question that needs to be sorted out in court. That may or may not happen this year. If it gets clarified in a way that effectively this retroactive application of grid changes does not apply, then we will effectively be in a position to release the provision. If however it's decided the other way around and there's no risk on our earnings because we have the provision unlike maybe some others have done.

And then the second question is where we stand in relation to the regulation of Ruhrgas midstream grid. I guess the answer there is that E.ON Gastransport, they have indicated to the Bundesnetzagentur that they will form their prices according to competition prices and we are now still waiting for an answer from the Bundesnetzagentur. So at this stage there's no further development. That was the question from Peter.

Wulf Bernotat - E.ON AG - CEO

Can I also respond to a question from Andrew Moulder. He asks if you obtain a minority in Endesa and do not accept it, how quickly could you come back with another offer, (if you decide you wanted to)? The answer is after six months.

Kiran Bhojani - E.ON AG - EVP IR

Okay, Marcus --

Marcus Schenck - E.ON AG - CFO

One more from Robert at Newton Investment Management. Let me just read it because it's short. Given your ambition -- your ambitious future CapEx plans, could you explain the difference between the CapEx in 2006 and the average annual spend for the 2006 to 2008 plan? How quickly do you expect to move to the average spend level of the 2007 to 2009 plan?

Our 2006 to 2008 plan was in total around EUR18 billion with our EUR5.2 billion and you can do the math. I guess one of the core components we should highlight when comparing it to the 2007/2009 term is first going forward in those three years we have a share of 50% for growth. And as I reported, our 2006 number had 40% of the EUR5.2 billion was what we would call growth investments. We actually expect CapEx to increase quite quickly, i.e. already this year in 2007 to a number that will be probably at least a good third of our two thousand -- of the total amount of EUR25.3 billion which we have communicated in December.

Wulf Bernotat - E.ON AG - CEO

Thanks, Marcus. Next question, please? Can we go ahead with the questions?

Operator

Yes, it's Christopher Kuplent of Credit Suisse Securities. Christopher, please go ahead.

Kiran Bhojani - E.ON AG - EVP IR

Hi, Christopher.

Christopher Kuplent - Credit Suisse Securities - Analyst

Hi there, good afternoon. I just have one follow up. The question has already been asked. Just for me to confirm, if you do end up releasing the provision that you're building up for the retroactive treatment that would be recorded as a non-operative earning, is that correct?

Wulf Bernotat - E.ON AG - CEO

No, we would report that as an operating earning. We took the provision as part of our adjusted --

Marcus Schenck - E.ON AG - CFO

Adjusted EBIT, that's correct.

Wulf Bernotat - E.ON AG - CEO

And if we release it, it will also go in earnings adjusted -- adjusted EBIT as a positive entry.

Christopher Kuplent - Credit Suisse Securities - Analyst

Okay, thank you.

Kiran Bhojani - E.ON AG - EVP IR

Thanks, Christopher. That was a quick one. Next one, please?

Operator

Second last in the queue at the moment is from Chris Rogers of JP Morgan. Chris, please go ahead.

Kiran Bhojani - E.ON AG - EVP IR

Chris, hold back something.

Chris Rogers - JP Morgan - Analyst

Yes, I've got a -- you only let me ask two and I've got a list of 15, so --

Kiran Bhojani - E.ON AG - EVP IR

Okay.

Chris Rogers - JP Morgan - Analyst

I'm kidding, I'm kidding. Alright, look, listen, the dividend, you've gone for a 50% payout ratio this time. So you've come in with a DPS below RWE for the first time in a very long time. I know that's not how you set your policy, but tell me, why 50% and not 60%? The difference in cost is only around EUR400 million. So I'm just wondering why? Is it because you wanted to keep your powder dry for later? Are you worried about earnings growth not supporting dividend growth? Can you just give us a bit of guidance there?

Wulf Bernotat - E.ON AG - CEO

Our guidance had always been that in 2007 our payout ratio would be in the range between 50 and 60%. And we furthermore also always said that we're increasing by at least a two digit number year on year. 22 clearly -- 22% clearly -- in both the metrics we I think are perfectly in line with what we have always communicated. Now clearly we do not yet know the outcome of the Endesa project. And against that background we think that the number that is now being proposed by Management and Supervisory Board is perfectly in line with the Endesa project and our stated dividend policy. So I think that's all we can say here.

Chris Rogers - JP Morgan - Analyst

Okay, thanks very much.

Kiran Bhojani - E.ON AG - EVP IR

Thanks, Chris.

Operator

Okay, we now have a second question from Andreas Theisen. Andreas, please go ahead.

Andreas Theisen - MainFirst - Analyst

Yes, just a very simple one. With respect to the higher fuel and procurement costs which you mentioned, would you be willing to split that? I mean, higher procurement costs for electricity are quite obvious. Would you be able to say how much was the impact from the higher fuel costs in the previous year?

Marcus Schenck - E.ON AG - CFO

The number I mentioned was for Germany. So that you can really compare you need to give me a second. Roughly --

Kiran Bhojani - E.ON AG - EVP IR

For Central Europe year on year.

Wulf Bernotat - E.ON AG - CEO

No, no, no, the number I gave was for Germany.

Kiran Bhojani - E.ON AG - EVP IR

Germany.

Marcus Schenck - E.ON AG - CFO

The corresponding figures are about EUR1.2 billion the positive price effect and then there's EUR370 million charge for procurement and a EUR160 million for fuel.

Wulf Bernotat - E.ON AG - CEO

And the downside is the net profit effect.

Andreas Theisen - MainFirst - Analyst

That's exactly what I was looking for. Thank you very much.

Kiran Bhojani - E.ON AG - EVP IR

Thanks, Andreas. Any questions Hugh?

Operator

Yes, there are currently two questions in the queue. The first one is from [Stefan Druxner] of LBBW. Please go ahead.

Kiran Bhojani - E.ON AG - EVP IR

Hi, Stefan.

Stefan Druxner - LBBW - Analyst

Good afternoon, gentlemen. Two questions. One already has been asked, but I'm trying a shot at it again. What proportion of your negative Pan-European Gas EBIT guidance is attributable to weather? What is it like? All of it? Less than all? More than half?

And the next question, in case you would come out short of your 50.01 target in Endesa, how long -- and you would decide to keep your shares, how long would you be blocked from making another attempt in terms of another bid attempt?

Wulf Bernotat - E.ON AG - CEO

Let's start with the second one. In that case you are mentioning that we would come out with under 50%, we would be able to buy up to 6% a year in the open market. And if we then went in that case beyond 50% we would have to launch another formal offer for 100%. And the first part, I don't think we're really in a position to give you that straight up because we still have to wait how the gas will look like. If you take last year we had a cold first quarter and then the warm fall, in the end it was an average year. So it's far too early now to make any speculation on the likely outcome for the Gas business based on weather or other effects. I don't think that would be appropriate.

Stefan Druxner - LBBW - Analyst

All right, thanks.

Operator

The final question is from Tanya Marklough of Morgan Stanley. Tanya, please go ahead.

Tanya Marklough - Morgan Stanley - Analyst

Yes, I have one more question on the --

Kiran Bhojani - E.ON AG - EVP IR

Hi Tanya.

Tanya Marklough - Morgan Stanley - Analyst

Hi -- on the Nordic region. Could you please mention what the negative impact of the power plant outage is worth? And also the negative impact from higher taxes on Hydro and nuclear power? And also I'd like to come back again on the EUR42 megawatt hour. Could you please remind us to the comparable number for 2005?

Marcus Schenck - E.ON AG - CFO

Okay, let me first comment on the Nordic region. In the Nordic region, as far as I understand, you ask for the impact on taxes, that was one question?

Tanya Marklough - Morgan Stanley - Analyst

Yes.

Marcus Schenck - E.ON AG - CFO

That's around EUR60 million, negative. And the other one was --?

Tanya Marklough - Morgan Stanley - Analyst

The other one was the power plant, the lower availability of --

Marcus Schenck - E.ON AG - CFO

Yes, lower availability. What I can give you is the impact that includes both the outage of nuclear as well as the lower hydro volumes. The sum of that is around EUR150 million negative.

Wulf Bernotat - E.ON AG - CEO

And the comparable figure for 2005 was EUR35, was against the EUR42 you asked.

Tanya Marklough - Morgan Stanley - Analyst

Okay, thank you.

Kiran Bhojani - E.ON AG - EVP IR

Alright, thanks. I think we have some few questions on the Internet. Maybe we could answer, Marcus?

 Marcus Schenck - E.ON AG - CFO

Yes, we have a question from Paul Hopper at Churchill Capital. What is the latest date that E.ON can drop the 50.01 acceptance condition? The answer, it is April 3. That is the day when we will be officially informed by the CNMV about how many shares have been tendered. And on that day we will have to take a decision.

 Kiran Bhojani - E.ON AG - EVP IR

One or two questions still left. I guess we -- just one second, please.

 Wulf Bernotat - E.ON AG - CEO

I've got another question from Andrew Moulder. And he said actually could you confirm that answer you gave to Karin Brinkmann. I understood the voting rights are not changed. And even if you get a majority your vote in changing the Bylaws only counts for 10% principal. Yes, that is correct. There's only one thing to be added. There are different legal interpretations available to such a situation if your company is effectively blocked because a number of shareholders are restricted with the voting rights. I believe that there is a way out of that situation, principally because there has to be one because you cannot continue with a company like this or with that situation for a long period.

Kiran Bhojani - E.ON AG - EVP IR

And I think there's one question -- do we have an answer for that? There was a question asking German power [Franz Decker] what we can give -- I have to translate, but basically asking you publish a nice number on ROCE and can you give us, given your investment cycle coming up in next three years, can you give us a guidance for the development of especially ROCE numbers for next years?

Marcus Schenck - E.ON AG - CFO

We are today not in a position to do that. We will come back to the market with more guidance later this year for the future, not only related to ROCE.

Wulf Bernotat - E.ON AG - CEO

And it would be appropriate in staying within the limit.

Kiran Bhojani - E.ON AG - EVP IR

Alright, I think that concludes our conference call. We like to all of us thank you for joining us on the conference call. And if you have further questions we are willing to -- ready and able to answer your questions at Investor Relations. So once again Wulf, would you like to sum up?

Wulf Bernotat - E.ON AG - CEO

Thank you for joining us this afternoon and we'll stay in touch as always and if you've got further questions contact our excellent IR team.

Kiran Bhojani - E.ON AG - EVP IR

Thank you. Thank you, bye bye, thank you.

Operator

That concludes our call. Thank you all very much for attending.

On January 26, 2007, E.ON Aktiengesellschaft (“E.ON”), through its wholly owned subsidiary E.ON Zwölfte Verwaltungs GmbH, filed a tender offer statement on Schedule TO regarding its tender offer for ordinary shares and ADSs of Endesa S.A. (“Endesa”) with the U.S. Securities and Exchange Commission (“SEC”). Endesa investors and security holders are urged to read the U.S. tender offer statement (as updated and amended), because it contains important information. Furthermore, Endesa investors and security holders are urged to read the Spanish prospectus from E.ON regarding the Spanish tender offer for Endesa because it contains important information. The Spanish prospectus and certain complementary documentation were authorized in Spain by the Spanish Comisión Nacional del Mercado de Valores (the “CNMV”). Investors and security holders may obtain a free copy of the Spanish prospectus and its complementary documentation from E.ON, Endesa, the four Spanish Stock Exchanges, Santander Investment Bolsa SV SA, Santander Investment SA, Corredores de Bolsa, and elsewhere. The Spanish prospectus is also available on the web sites of the CNMV (www.cnmv.es), E.ON (www.eon.com), and elsewhere. Likewise, Endesa investors and security holders may obtain a free copy of the U.S. tender offer statement and other documents filed by E.ON with the SEC on the SEC’s web site at www.sec.gov. The U.S. tender offer statement and these other documents may also be obtained for free from E.ON by directing a request to E.ON AG, External Communications, Tel.: 0211- 45 79 - 4 53.

This document may contain forward-looking statements. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of E.ON and Endesa and the estimates given here. These factors include the inability to obtain necessary regulatory approvals or to obtain them on acceptable terms; the inability to integrate successfully Endesa within the E.ON Group or to realize synergies from such integration; costs related to the acquisition of Endesa; the economic environment of the industries in which E.ON and Endesa operate; and other risk factors discussed in E.ON’s public reports filed with the Frankfurt Stock Exchange and with the SEC (including E.ON’s Annual Report on Form 20-F) and in Endesa’s public reports filed with the CNMV and with the SEC (including Endesa’s Annual Report on Form 20-F). E.ON assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

Through the fiscal year ending December 31, 2006, E.ON prepared its consolidated financial statements in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), but has adopted International Financial Reporting Standards (“IFRS”) as its primary set of accounting principles as of January 1, 2007. Unless otherwise indicated, the financial data for periods beginning after January 1, 2007 reflected in this document has been prepared in accordance with IFRS, while that for prior periods has been prepared in accordance with U.S. GAAP. This document may contain references to certain financial measures (including forwardlooking measures) that are not calculated in accordance with either IFRS or U.S. GAAP and are therefore considered “Non-GAAP financial measures” within the meaning of the U.S. federal securities laws. E.ON presents a reconciliation of these Non-GAAP financial Measures to the most comparable US-GAAP measure or target, in this document. Management believes that the Non-GAAP financial measures used by E.ON, when considered in conjunction with (but not in lieu of) other measures that are computed in accordance with IFRS or U.S. GAAP, enhance an understanding of E.ON’s results of operations. A number of these Non-GAAP financial measures are also commonly used by securities analysts, credit rating agencies and investors to evaluate and compare the periodic and future operating performance and value of E.ON and other companies with which E.ON competes. These Non-GAAP financial measures should not be considered in isolation as a measure of E.ON’s profitability or liquidity, and should be considered in addition to, rather than as a substitute for, net income, cash provided by operating activities and the other income or cash flow data prepared in accordance with IFRS or U.S. GAAP. In particular, there are material limitations associated with our use of Non-GAAP financial measures, including the limitations inherent in our determination of each of the relevant adjustments. The Non-GAAP financial measures used by E.ON may differ from, and not be comparable to, similarly-titled measures used by other companies.